Exhibit 99.22

All these transactions were effected on the New York Stock Exchange for cash.

Transactions Disclosed in Item 5(c)
Table I – Common Stock Acquired or Disposed of
Date	Number of Shares	Acquisition (A)/ Disposition (D)	Price
4/3/2018	130,000	A	53.17
11/5/2018	700,000	A	45.95
11/5/2018	130,000	D	45.82
11/9/2018	38,000	A	45.73

On January 18, 2019, 700,000 shares of Common Stock were delivered pursuant to the exercise of the purchased put option described in Exhibit 99.24.